UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

__________________

AMENDMENT No. 4

to

ANNUAL REPORT
of
REPUBLIC OF CHILE

(Name of Registrant)

__________________

Date of end of last fiscal year: Dated December 31, 2014

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amount as to Which Registration Is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Andrés de la Cruz
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza

New York, NY 10006

* The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

This amendment to the Republic of Chile’s (the “Republic”) Annual Report on Form 18-K for the fiscal year ended December 31, 2014 (the “Annual Report”) comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1	Conformed copy of the Underwriting Agreement for the US$1,349,122,000 3.125% Notes Due 2026, dated January 12, 2016, between the Republic, acting through the Ministry of Finance, Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Santander Investment Securities Inc.
Exhibit 2	Conformed copy of the Underwriting Agreement for the €1,200,000,000 1.750% Notes Due 2026, dated January 12, 2016, between the Republic, acting through the Ministry of Finance, Banco Santander, S.A., Citigroup Global Markets Limited, HSBC Bank plc and Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Exhibit 3	Form of US$500,000,000 3.125% Notes Due 2026.
Exhibit 4	Form of US$500,000,000 3.125% Notes Due 2026.
Exhibit 5	Form of US$349,122,000 3.125% Notes Due 2026.
Exhibit 6	Form of €1,200,000,000 1.750% Notes Due 2026.
Exhibit 7	Post-Effective Legality Opinion of Cleary Gottlieb Steen & Hamilton for the US$1,349,122,000 3.125% Notes Due 2026.
Exhibit 8	Post-Effective Legality Opinion of Cleary Gottlieb Steen & Hamilton for the €1,200,000,000 1.750% Notes Due 2026.
Exhibit 9	Post-Effective Legality Opinion of Morales & Besa for the US$1,349,122,000 3.125% Notes Due 2026.
Exhibit 10	Post-Effective Legality Opinion of Morales & Besa for the €1,200,000,000 1.750% Notes Due 2026.

  This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of Chile, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santiago, Chile, on the 5th day of February, 2016.

REPUBLIC OF CHILE

By:   /s/ Alejandro Micco Aguayo

Alejandro Micco Aguayo

Undersecretary of the Ministry of Finance

Republic of Chile

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EXHIBIT INDEX

Exhibit Description

Exhibit 1	Conformed copy of the Underwriting Agreement for the US$1,349,122,000 3.125% Notes Due 2026, dated January 12, 2016, between the Republic, acting through the Ministry of Finance, Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Santander Investment Securities Inc.
Exhibit 2	Conformed copy of the Underwriting Agreement for the €1,200,000,000 1.750% Notes Due 2026, dated January 12, 2016, between the Republic, acting through the Ministry of Finance, Banco Santander, S.A., Citigroup Global Markets Limited, HSBC Bank plc and Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Exhibit 3	Form of US$500,000,000 3.125% Notes Due 2026.
Exhibit 4	Form of US$500,000,000 3.125% Notes Due 2026.
Exhibit 5	Form of US$349,122,000 3.125% Notes Due 2026.
Exhibit 6	Form of €1,200,000,000 1.750% Notes Due 2026.
Exhibit 7	Post-Effective Legality Opinion of Cleary Gottlieb Steen & Hamilton for the US$1,349,122,000 3.125% Notes Due 2026.
Exhibit 8	Post-Effective Legality Opinion of Cleary Gottlieb Steen & Hamilton for the €1,200,000,000 1.750% Notes Due 2026.
Exhibit 9	Post-Effective Legality Opinion of Morales & Besa for the US$1,349,122,000 3.125% Notes Due 2026.
Exhibit 10	Post-Effective Legality Opinion of Morales & Besa for the €1,200,000,000 1.750% Notes Due 2026.

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